Exhibit 99.1

Turquoise Hill Resources Ltd.

Dated: March 23, 2017

TURQUOISE HILL

TURQUOISE HILL RESOURCES LTD.

Notice of Annual Meeting of Shareholders

May 12, 2017

NOTICE IS HEREBY GIVEN that an Annual Meeting (“Meeting”) of Shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) will be held on May 12, 2017, at 9:00 AM local time, in the Coal Harbour Room of the Pan Pacific Hotel located at Suite 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, for the following purposes:

1.	to receive the annual report of the directors to the Shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2016, and the auditors’ report thereon;

3.	to elect seven directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in Section 2.3 of the accompanying Management Proxy Circular) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation; and

6.	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 28, 2017 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 23rd day of March, 2017.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs Corporate Secretary

Turquoise Hill Resources Ltd. 2016 Proxy Circular	1

 SUMMARY

The following summary highlights some of the important information found in this management proxy circular. These highlights do not contain all the information that should be considered. It is recommended to read the entire proxy circular before voting.

 Shareholders Voting Matters

Voting matters	Management and Board vote recommendation	More information on pages
Election of seven Directors	FOR each nominee	11-26
Appointment of PricewaterhouseCoopers LLP as Auditors	FOR	29-30
Adoption of an advisory “say on pay” resolution	FOR	30

 Director Nominees

NAME AND REGION	DIRECTOR SINCE	POSITION	INDE- PENDENT	COMMITTEE MEMBERSHIP	ATTENDANCE IN 2016	OTHER PUBLIC BOARDS	TOP THREE SKILLS
J. W. Gill Canada	2014	Director/ Mining Consultant	Yes	Audit, HSE, NCG	100%	1	CEO, Mining Operations, Strategic Planning
R. P. Gillin Canada	2012	Director, Chairman of the Board of Directors	Yes	Compensation (Chair)	100%	4	CEO, Capital Markets, Strategic Planning
U. Quellmann United Kingdom	N/A	CFO, Copper and Diamonds, Rio Tinto Group	No	N/A	N/A	1	CFO, Capital Markets, Enterprise Risk Management
R. C. Robertson Canada	2012	Director	Yes	Audit (Chair), Compensation	100%	2	CFO, Accounting Designation, Banking/ Capital Markets/M&A
M. Saint-Laurent Canada	2017	Director	Yes	Audit, NCG (Chair)	N/A	0	Corporate Law, Securities Law, Human Resources
C. Stegman United States	2015	V-P, Operational and Technical Support, Copper and Diamonds, Rio Tinto	No	HSE	82%	0	Mining Operations, Strategic Planning, Engineering
J. Tygesen United States	2012	CEO of the Corporation	No	HSE (Chair)	100%	0	CEO, Strategic Planning, Mining Operations

 Corporate Governance

The Corporation’s Board of Directors and management believe that strong corporate governance contributes to maintaining and increasing shareholder value. This is why the Board and management continually work at maintaining and improving corporate governance practices and reinforcing the values of the Corporation through the proper application of the Corporation’s Code of Business Conduct.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and directors.

96.4% BOARD AND COMMITTEE ATTENDANCE IN 2016	99.4% AVERAGE VOTE IN FAVOUR OF OUR DIRECTOR NOMINEES AT THE 2016 MEETING

57.1% OF OUR DIRECTORS ARE INDEPENDENT	88.4% APPROVAL ON ADVISORY EXECUTIVE COMPENSATION VOTE AT THE 2016 MEETING

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 Highlights of Governance Best Practices

•	The Board of Directors is composed of a majority of independent directors.
•	The Chairman of the Board of Directors is independent.
•	The Audit Committee is solely comprised of independent directors.
•	Directors provide self-assessments on the Board’s and the Committees’ effectiveness.
•

The Nominating and Corporate Governance Committee evaluates the skills matrix annually to ensure that the Board of Directors has an appropriate mix of skills and expertise to reflect the needs of the Corporation.

•	There are no interlocking directorships.
•

In March 2017, the Corporation amended its overboarding policy to limit the number of public company board memberships to two (including the Corporation’s Board of Directors) for directors who are chief executive officers or senior executives of a public company and to five (including the Corporation’s Board of Directors) for non-executive directors.

•

In March 2017, the Corporation amended its Majority Voting Policy to require the Board of Directors to accept, except in exceptional circumstances, a director nominee’s resignation following a meeting at which he or she received a greater number of votes “withheld” or “abstained” than votes “for” with respect to his or her election.

•	The Corporation has a Strategy and Risk Management Committee which reports to the Board of Directors annually.
•	The Corporation is fully committed to protecting health, safety and environment in its operations.
•	The Corporation has a clawback policy for any compensation based on achieving performance targets that are later restated.
•	The Corporation has a policy preventing the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.
•	The Corporation has a policy supporting its commitment to diversity and recognition of the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.
•	Part of director compensation is linked to share performance.

 Executive Compensation

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;
•	Align the Corporation’s executives’ interests with those of its shareholders;
•	Encourage and reward high performance; and
•	Provide transparent and balanced compensation in relation to the role being performed.

The Corporation’s executive compensation philosophy is reflected through the four components of executive compensation:

•	Base salary;
•	Short-term incentives in the form of the Rio Tinto Short-Term Incentive Plan (“STIP”);
•

Medium and long-term incentives awarded under the Performance Share Unit (“PSU”) Plan (PSUs have been awarded only to the CEO, CFO and Vice-President, Operations and Development of the Corporation) and the Rio Tinto Long-Term Incentive Plan (“LTIP”); and

•	Other remuneration and benefits such as health and post-retirement benefits.

Changes were made to the compensation mix, for fiscal 2017, to reinforce alignment of compensation practices with the interests of the shareholders. In particular, the Corporation restructured the long-term incentive programme for NEOs and other members of the management team in order to more substantially align their equity compensation with the interests of shareholders. Going forward, the PSU Plan has been significantly enhanced and more members of the senior team will be participants than in previous years. Under the PSU Plan, the target grants will continue to vary with each participant.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	3

Performance driven incentives will no longer be granted under the Rio Tinto LTIP and Rio Tinto time vested incentives will be reduced to 7.5% or less of total direct compensation. In addition, the Corporation has formally adopted executive shareholding guidelines requiring NEOs to accumulate a meaningful equity interest in the Corporation over a five-year period.

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VOTING AND PROXIES	6
Solicitation of Proxies	6
Appointment of Proxyholders	6
Revocation of Proxies	7
Exercise of Discretion	7
Quorum	8
Votes Required to Pass Resolutions	8
Voting by Registered Shareholders	8
Voting by Non-Registered Shareholders	9
Voting Shares and Principal Holders	10

BUSINESS OF MEETING	11
Election of Directors	11
Appointment of Auditors	29
Adoption of Say on Pay Resolution	30

COMPENSATION DISCUSSION AND ANALYSIS	30
Compensation Philosophy and Goals	31
Compensation and Benefits Committee	32
Benchmarking Practices	35
Elements of Executive Compensation	37
Performance Graph	46

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	47
Summary Compensation Table	47
Option-Based and Share-Based Awards	48
Employment Agreements	50

COMPENSATION DISCLOSURE FOR DIRECTORS	51
Annual Retainers, Attendance Fees and Other Remuneration	51
Directors’ Total 2016 Compensation	54
Option-Based Awards	55

CORPORATE GOVERNANCE	56
Board of Directors	57
Board Committees	59
Health, Safety and Environment	61
Independent Directors	62
Code of Business Conduct	63
Statement of Corporate Governance Practices	63

OTHER INFORMATION	64
Indebtedness of Directors and Executive Officers	64
Interest of Certain Persons	64
Interest of Informed Persons	64
Additional Information	65
Directors’ Approval	65

Summary of Equity Incentive Plan	A-1

Statement of Corporate Governance Practices	B-1

Board Mandate	C-1

Turquoise Hill Resources Ltd. 2016 Proxy Circular	5

1	VOTING AND PROXIES

1.1	SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished to the holders of common shares (“Shareholders”) of Turquoise Hill Resources Ltd. (the “Corporation”) by and on behalf of management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the Shareholders to be held at 9:00 AM, local time, on May 12, 2017 in the Coal Harbour Room of the Pan Pacific Hotel located at Suite 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5 and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in section 1.8 – “Voting by Non-Registered Shareholders” of this Circular).

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the record date as March 28, 2017, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of March 23, 2017. All dollar amounts are expressed in United States dollars (“$” or “US$”) or Canadian dollars (“C$”), as indicated.

All references to Shareholders in this Circular and the accompanying Form of Proxy (as defined below) and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

1.2	APPOINTMENTS OF PROXYHOLDERS

A Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder, and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A Shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper form of proxy.

The appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the Shareholder or by an attorney of the Shareholder authorized in writing, is deposited with CST Trust Company (“CST”):

•	by facsimile to 1-866-781-3111 or 1-416-368-2502;

6	Turquoise Hill Resources Ltd. 2016 Proxy Circular

•	by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1;

•	by email at proxy@canstockta.com or procuration@canstockta.com; or

•

by hand to The Oceanic Plaza, 1600 - 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6 or 1600-2001 Robert-Bourassa, Montreal, Québec, H3A 2A6

and received by CST not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used.

1.3	REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	with CST, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting, or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chair of the Meeting on the day of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

1.4	EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.

If you decide to appoint R. Peter Gillin and Jeff Tygesen as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•	FOR electing each nominated director;

•	FOR re-appointing PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Directors; and

•	FOR the non-binding advisory vote on our approach to executive compensation.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified or referred to in the Notice of Meeting and this Circular, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	7

As of the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any such or other matters which are not currently known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

1.5	QUORUM

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

1.6	VOTES REQUIRED TO PASS RESOLUTIONS

Under the Business Corporations Act (Yukon) (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) of the votes cast at the Meeting is required to pass a special resolution.

1.7	VOTING BY REGISTERED SHAREHOLDERS

An individual is a registered Shareholder if his or her name appears on the share certificate. If an individual is not sure whether they are a registered Shareholder, they may contact CST by telephone toll-free at 1-800-387-0825 or by e-mail at inquiries@canstockta.com.

On the Internet

Registered Shareholders may go to the website www.cstvotemyproxy.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 PM (Pacific Time) on May 9, 2017.

By Mail

Registered Shareholders may complete, date, and sign their Form of Proxy and return it in the envelope provided or deliver it to one of CST’s principal offices in Montréal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 PM (Pacific time) on May 9,

8	Turquoise Hill Resources Ltd. 2016 Proxy Circular

2017 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

CST Trust Company	CST Trust Company	CST Trust Company
The Oceanic Plaza	320 Bay Street	1600-2001 Robert-Bourassa
Suite 1600-1066 West Hastings St.	Basement Level (B1)	Montreal, Québec
Vancouver, British Columbia	Toronto, Ontario	H3A 2A6
V6E 3X1	M5H 4A6

If registered Shareholders return their proxy by mail, they can appoint a person other than the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. Registered Shareholders may fill in the name of the person they are appointing in the blank space provided on the Form of Proxy. Registered Shareholders must complete their voting instruction on the Form of Proxy, and date and sign the form. They must make sure that the person they appoint is aware that he or she has been appointed and attends the Meeting.

In Person at the Meeting

Registered Shareholders do not need to complete or return their Form of Proxy.

They will be required to register their attendance for the Meeting with the scrutineer at the registration desk.

1.8	VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section should be reviewed carefully by non-registered Shareholders of the Corporation. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by CST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	9

Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

1.9	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 23, 2017, the Corporation had issued 2,012,314,469 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CST no later than ten days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and officers of the Corporation, Rio Tinto plc and SailingStone Capital Partners LLC are the only persons who beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed

10	Turquoise Hill Resources Ltd. 2016 Proxy Circular

and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 23, 2017, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%
SailingStone Capital Partners LLC United States	227,038,867	11.3%

Notes:

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 799674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of the management of the Corporation and is based on public filings

2	BUSINESS OF MEETING

2.1	ELECTION OF DIRECTORS

The Corporation’s Articles of Amendment currently provide that the number of Directors will be a minimum of three and a maximum of 14. In determining the nominees for election, management has considered the advisability of having a majority of the Directors of the Board being “independent” under applicable securities laws, the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity together with effective dialogue and decision-making. With this in mind, management proposes seven nominees, four of which are “independent directors” (for more details see section “Board Composition”), for election as Directors at the Meeting.

Management Nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 23, 2017, the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at March 23, 2017, and the number of Deferred Share Units (each a “DSU”, collectively “DSUs”) held by each as at March 23, 2017. Of the seven nominees for election, all, except for Mr. Ulf Quellmann, are currently Directors of the Corporation. Ms. Rowena Albones who is currently a Director of the Corporation is not standing for re-election at the Meeting. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	11

Management recommends that Shareholders vote in favour of each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

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James W. Gill Toronto, Canada Corporate Director / Mining Consultant(1) Age: 67 Status: Independent Joined Board: November 2014 Top 3 Areas of Expertise: CEO Mining Operations Strategic Planning

Dr. Gill has over 40 years of international mining experience as a public company CEO, an explorer, mine developer, and operator. He founded Aur Resources Inc. in 1981 and served as President and Chief Executive Officer until it was acquired by Teck Resources in August 2007. While at Aur, he was directly involved in the discovery, development and/or operation of four gold and two polymetallic base metal mines in Eastern Canada and two open pit copper mines in northern Chile. He received the Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada in 1989, the Mining Man of the Year Award from the Northern Miner in 1989, and the Viola Macmillan Developer of the Year Award from the Prospectors and Developers Association of Canada in 2006.

Dr. Gill currently serves as a director of Toromont Industries Ltd. and as a technical advisor to Asset Chile’s Fenex Fund.

Dr. Gill holds an Honours Bachelor of Science degree in Geology, a Master of Science degree in Economic Geology from McGill University, and a PhD in Economic Geology from Carleton University. He is a member of the Institute of Corporate Directors.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	3/3	7/7

Audit(10)	N/A	N/A	N/A

Nominating and Corporate Governance	4/4	—	4/4

Health, Safety and Environment	4/4	—	4/4

Director Search Committee	—	3/3	3/3

Independent Directors	—	4/4	4/4
Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since
Toromont Industries Ltd. (TSX) (Audit, Human Resources and Compensation)	2015

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017	Value(4)
100,000	C$	412,000
Total as at March 15, 2016
100,000	C$	412,000

  OPTIONS HELD(3)

Total as at March 23, 2017
None

  DEFERRED SHARE UNITS HELD(7) (8)

Total as at March 23, 2017	Value(9)
83,330	C$	343,320
Total as at March 15, 2016	Value(9)
33,540	C$	138,185

Turquoise Hill Resources Ltd. 2016 Proxy Circular	13

R. Peter Gillin Toronto, Canada Corporate Director(1) Age: 68 Status: Independent Joined Board: May 2012 Top 3 Areas of Expertise: CEO Capital Markets Strategic Planning

Mr. Gillin served as Chairman and Chief Executive Officer, and eventually Chief Restructuring Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. He was also President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Previously, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and became Acting Chief Executive Officer during the course of his duties.

Mr. Gillin currently serves as lead director of Dundee Precious Metals Inc. and is a director of Sherritt International Corp., Silver Wheaton Corp. and TD Mutual Funds Corporate Class Ltd.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board – Chair(11)	4/4	3/3	7/7

Compensation and Benefits – Chair	3/3	1/1	4/4

Director Search Committee	—	3/3	3/3

Independent Directors	—	4/4	4/4
Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP(12)

Company	Since

Dundee Precious Metals Inc. (TSX) (Lead Director; Compensation – Chair)	2009

Sherritt International Corp. (TSX) (Audit – Chair; Human Resources, Nominating and Corporate Governance)	2010

Silver Wheaton Corp. (TSX; NYSE) (Audit; Compensation – Chair)	2004

TD Mutual Funds Corporate Class Ltd. (Audit)	2010

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017	Value(4)
20,000	C$	82,400
Total as at March 15, 2016	Value(4)
20,000	C$	82,400

  OPTIONS HELD(3)

Date granted	Expiry date	Number granted	Vested & unexercised
06/28/2012	06/28/2017	35,149	0

Exercise Price(5)	Total unexercised	Value of unexercised options(6)
C$8.32	35,149	Nil

  DEFERRED SHARE UNITS HELD(7) (8)

Total as at March 23, 2017	Value(9)
98,368	C$	405,276
Total as at March 15, 2016	Value(9)
61,738	C$	254,361

14	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Russel C. Robertson Toronto, Canada Corporate Director(1) Age: 69 Status: Independent Joined Board: June 2012 Top 3 Areas of Expertise: CFO Accounting Designation Banking/Capital Markets/M&A

From June, 2013 to August, 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson currently serves as director of Valeant Pharmaceuticals International.

Mr. Robertson holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	3/3	7/7

Audit – Chair	4/4	—	4/4

Compensation and Benefits	3/3	1/1	4/4

Director Search Committee	—	3/3	3/3

Independent Directors	—	4/4	4/4
Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Valeant Pharmaceuticals International (TSX; NYSE) (Audit – Chair)	2016

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017	Value
None

  OPTIONS HELD(3)

Date granted	Expiry date	Number granted	Vested & unexercised
06/28/2012	06/28/2017	35,149	0

Exercise Price(5)	Total unexercised	Value of unexercised options(6)
C$8.32	35,149	Nil

  DEFERRED SHARE UNITS HELD(7) (8)

Total as at March 23, 2017	Value(9)
124,208	C$	511,737
Total as at March 15, 2016	Value(9)
61,738	C$	254,361

Turquoise Hill Resources Ltd. 2016 Proxy Circular	15

Ulf Quellmann

London, United Kingdom

Chief Financial Officer, Copper & Diamonds, Rio Tinto Group(1)

Age: 51

Status: Non-independent

Top 3 Areas of Expertise:

CFO

Capital Markets

Enterprise Risk Management

Ulf Quellmann is currently Chief Financial Officer, Copper and Diamonds at Rio Tinto. Prior to this, he was Group Treasurer at Rio Tinto. Before joining Rio Tinto in 2008, Mr. Quellmann had been with Alcan, based in Montreal, and with General Motors in both New York and London.

During his time at Alcan, Mr. Quellmann held a variety of senior finance positions of which the most recent role was that of Vice-President, Investor Relations. At General Motors, Mr. Quellmann spent a few years at the Treasurer’s Office in New York. He also worked at Vauxhall Motors, GM’s United Kingdom subsidiary, for five years in various finance, marketing and general management roles.

Mr. Quellmann holds an MBA from the London Business School and is also a non-executive director on the board of Spectris plc, a public company listed on the London Stock Exchange.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	N/A	N/A	N/A
Total Board & Committee Attendance		N/A

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Spectris plc (LSE)	2015

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017
None

  OPTIONS HELD(3)

Total as at March 23, 2017
None

  DEFERRED SHARE UNITS HELD

Total as at March 23, 2017
None

16	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Maryse Saint-Laurent Calgary, Canada Corporate Director(1) Age: 57 Status: Independent Joined Board: January 2017 Top 3 Areas of Expertise: Corporate Law Securities Law Human Resources

Ms. Saint-Laurent possesses more than 20 years of experience in the legal profession and has led several financing and corporate transactions. Since November 2015, Ms. Saint-Laurent has provided legal advisory and governance services to boards, law firms and corporations. From 2005 to 2015 she was Vice-President Legal and Corporate Secretary for TransAlta Corporation, a power generation company with mining operations, and from 2013 to 2015 she was also Vice-President Legal and Corporate Secretary (General Counsel) for TransAlta Renewables Inc., a renewable and gas fired power generating company. Both companies had operations in North America and internationally. Prior to that, Ms. Saint-Laurent was employed in the oil and gas sector with operations in both North America and internationally. Over the course of her career Ms. Saint-Laurent has provided legal and transactional advice to both senior management and boards of directors. She also possesses several years’ experience in human resources, labour relations and pension administration. Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission.

Ms. Saint-Laurent holds a LL.M. from York University, Osgoode Hall Law School, a LL.B. and B.A. from the University of Alberta and has her ICD.D designation.

  BOARD/COMMITTEE MEMBERSHIP(13) AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	N/A	N/A	N/A

Audit(14)	N/A	N/A	N/A

Nominating and Corporate Governance – Chair(15)	N/A	N/A	N/A

Independent Directors	N/A	N/A	N/A
Total Board & Committee Attendance		N/A

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since
None

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017
None

  OPTIONS HELD(3)

Total as at March 23, 2017
None

  DEFERRED SHARE UNITS HELD

Total as at March 23, 2017	Value(9)
7,910	C$	32,589

Turquoise Hill Resources Ltd. 2016 Proxy Circular	17

Craig Stegman

Salt Lake City (Utah)

United States

V-P, Operational & Technical Support, Copper & Diamonds, Rio Tinto(1)

Age: 54

Status: Non-independent

Joined Board: January 2015

Top 3 Areas of Expertise:

Mining Operations

Strategic Planning

Engineering

Dr. Stegman has been with Rio Tinto for 30 years and has extensive experience in the development and operation of underground copper mines. He is currently Vice-President, Operational & Technical Support, Copper & Diamonds at Rio Tinto, where he is responsible for long-term planning for Rio Tinto’s Copper & Diamond Group assets. Dr. Stegman was previously Chief Growth & Innovation, Copper & Coal at Rio Tinto. He also held the position of Managing Director, Copper Major Projects and Managing Director, Northparkes Mines. At Northparkes, he was instrumental in the development of the mine’s underground operations and created and implemented Rio Tinto’s Block Cave Excellence Program.

Dr. Stegman holds a Bachelor of Applied Science degree in Applied Geology from Queensland Institute of Technology, an Honours Bachelor of Science degree in Geology from the University of New England, a Master of Engineering Science degree in Mining Geomechanics from the University of New South Wales and a PhD in Geology from the University of Tasmania. He is a member of the Institute of Corporate Directors, the Society of Economic Geologists and the Australasian Institute of Mining and Metallurgy.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	3/3	7/7

Health, Safety and Environment	2/4	—	2/4
Total Board & Committee Attendance		82%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since
None

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017
None

  OPTIONS HELD(3)

Total as at March 23, 2017
None

  DEFERRED SHARE UNITS HELD

Total as at March 23, 2017
None

18	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Jeff Tygesen

Salt Lake City (Utah) United States

Chief Executive Officer of the Corporation(1)

Age: 58

Status: Non-independent

Joined Board: August 2012

Top 3 Areas of Expertise:

CEO

Strategic Planning

Mining Operations

Mr. Tygesen was appointed Chief Executive Officer of the Corporation on December 1, 2014. Previously, Mr. Tygesen spent more than 30 years with Rio Tinto in operational roles across multiple product groups as well as technology and innovation and strategic planning. Prior to his appointment as Chief Executive Officer, Mr. Tygesen was Vice-President, Copper Development at Rio Tinto Copper Group and was responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. His previous positions included Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

He is a member of the Oyu Tolgoi LLC Board of Directors.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences). He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

  BOARD/COMMITTEE MEMBERSHIP AND 2016 MEETING   ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	3/3	7/7

Health, Safety and Environment – Chair	4/4	—	4/4
Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since
None

  COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR   DIRECTED(2)

Total as at March 23, 2017
None

  OPTIONS HELD(3)

Total as at March 23, 2017
None

  DEFERRED SHARE UNITS HELD

Total as at March 23, 2017
None

Turquoise Hill Resources Ltd. 2016 Proxy Circular	19

Notes:

1.	The information as to principal occupation, business or employment is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.	Information relating to Common Shares beneficially owned, controlled or directed by a Director is not within the knowledge of management of the Corporation and has been furnished by the nominee.
3.

In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares. In addition, the Corporation is prohibited under the terms of the Memorandum of Agreement dated April 17, 2012, as amended on May 22, 2012 amongst the Corporation, RTIH and Rio Tinto South East Asia Limited (the “2012 MOA”), from granting, awarding or issuing equity incentive or equity compensation securities, including options to purchase Common Shares, without the prior written consent of Rio Tinto, other than with respect to the issuance of Common Shares upon the exercise of currently outstanding stock options. In light of the foregoing, the Corporation has not, since November 2012, granted new stock options and it is not currently anticipated that any additional options will be granted or Common Shares issued under the Corporation’s Employees’ and Directors’ Equity Incentive Plan, as amended and restated (the “Equity Incentive Plan”) in the future (other than Common Shares issuable pursuant to the exercise of existing stock options).

4.

“Total Market Value of Common Shares” is calculated by multiplying the number of Common Shares held by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 23, 2017 (C$4.12).

5.

The “Exercise Price” is equal to the “fair market value” of the Common Shares, as such term is defined in the Equity Incentive Plan on the date the Board of Directors approves the grant of stock options.

6.

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 23, 2017 (C$4.12) and the exercise price of the options, multiplied by the number of unexercised options on March 23, 2017.

7.

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013 and was subsequently amended on March 15, 2016. For additional details relating to the DSU Plan, see Section 5 - “Annual Retainers, Attendance Fees and Other Remuneration”.

8.	Under the terms of the DSU Plan, any DSUs held by a Director are redeemed for cash as of the date such person ceases to be a Director of the Corporation.
9.	“Value of Deferred Share Units” is calculated by multiplying the number of DSUs outstanding by the closing price of the Common Shares on the TSX on March 23, 2017 (C$4.12).
10.	Dr. Gill became a member of the Audit Committee on January 4, 2017.
11.	Mr. Gillin became Chair of the Board of Directors effective January 1, 2017.
12.	See additional information relating to Mr. Gillin’s memberships on public boards on pages 24-25.
13.	Ms. Saint-Laurent was appointed to the Board of Directors on January 4, 2017.
14.	Ms. Saint-Laurent became a member of the Audit Committee on January 4, 2017.
15.	Ms. Saint-Laurent became Chair of the Nominating and Corporate Governance Committee on January 4, 2017.

20	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Skills Matrix

The Nominating and Corporate Governance Committee uses a skills matrix to identify and track the key skills and areas of strength that the Board believes are important for overseeing the Corporation’s business, management and future growth. The Committee reviews the skills matrix at least once a year to assess whether the size and composition of the Board are appropriate for the Corporation’s needs. The skills matrix is also used to develop a list of potential candidates for nomination to the Board of Directors. The following table identifies the skills and competencies of each nominee in the various areas of experience:

	James W. Gill	R. Peter Gillin	Russel C. Robertson	Ulf Quellmann	Maryse Saint-Laurent	Craig Stegman	Jeff Tygesen
Governance
Board Experience	✓	✓	✓	✓	✓	✓	✓
Committee Experience	✓	✓	✓	✓	✓	✓	✓
Chair Experience	✓	✓	✓		✓		✓
Leadership
CEO	✓	✓	✓			✓	✓
COO	✓					✓	✓
CFO	✓	✓	✓	✓
Senior Management / Partner	✓	✓	✓	✓	✓	✓	✓
Relevant Industry Knowledge/Experience
Exploration	✓					✓	✓
Mining Operations	✓				✓	✓	✓
Power	✓				✓
Other Resources	✓			✓	✓	✓	✓
Financial Acumen
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
Accounting Designation			✓
Banking / Capital Markets / M&A	✓	✓	✓	✓	✓
Operations/Management
Business Development	✓	✓	✓	✓	✓	✓	✓
Engineering						✓	✓
Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓
International	✓	✓	✓	✓	✓	✓	✓
Information Systems / Technology			✓			✓
Sales & Marketing	✓			✓		✓	✓
Strategic Planning / Leading Growth	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management	✓	✓	✓	✓	✓	✓	✓

Turquoise Hill Resources Ltd. 2016 Proxy Circular	21

	James W. Gill	R. Peter Gillin	Russel C. Robertson	Ulf Quellmann	Maryse Saint-Laurent	Craig Stegman	Jeff Tygesen
Legal/Government/Environment
Corporate Law	✓		✓		✓
Securities Law / Regulations	✓	✓	✓		✓
Government Policy/Relations		✓			✓	✓	✓
Health, Safety & Environment	✓	✓		✓	✓	✓	✓
Corporate Social Responsibility/Sustainable Practices	✓	✓	✓	✓	✓	✓	✓
Other
Diversity					✓

Previous Year’s Voting Results

	2016

	Votes For	% For	Votes Withheld	% Withheld
Rowena Albones(1)	1,749,149,268	98.6%	25,627,988	1.4%
Jill Gardiner(2)	1,771,072,446	99.8%	3,704,810	0.2%
James W. Gill	1,771,183,867	99.8%	3,593,389	0.2%
R. Peter Gillin	1,752,285,511	98.7%	22,491,745	1.3%
Russel C. Robertson	1,771,003,812	99.8%	3,773,444	0.2%
Craig Stegman	1,769,669,052	99.7%	5,108,204	0.3%
Jeff Tygesen	1,769,616,342	99.7%	5,160,914	0.3%

	Votes For	% For	Votes Against	% Against
“Say on Pay” advisory vote	1,569,164,656	88.4%	205,612,600	11.6%

(1)	Ms. Albones is not standing for re-election to the Board of Directors.

(2)	Ms. Gardiner retired from the Board of Directors effective December 31, 2016.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last ten years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of

22	Turquoise Hill Resources Ltd. 2016 Proxy Circular

more than 30 consecutive days; or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for the following:

Mr. Gillin was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to September 2008, as well as Chief Restructuring Officer until December 2008. Tahera filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties to Shear Minerals Ltd. The monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy pursuant to which, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. The Board will accept such resignation, except in exceptional circumstances, and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Term of Office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders of the Corporation or, if no Director is then elected, until a successor is elected.

Tenure

Collectively, the seven nominees for election as Directors have 19 years of experience on the Board and individually, the years of service go up to five years.

Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	23

The Board of Directors has adopted a written policy regarding diversity on the Board of Directors and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading mining company. The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions. With respect to recruiting new Directors and new executive officers in the future, the Board will seek to include diverse candidates, including women. See Schedule B – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct, which is modeled on Rio Tinto’s global code of business conduct entitled The Way We Work. For more details, see Section 6.5 – Code of Business Conduct.

Over-Boarding Policy

As part of the mandate of the Board of Directors (the “Board Mandate”), the Corporation has adopted an over-boarding policy which includes the application of the following guidelines when considering candidates to become Directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board of Directors will prefer individuals who hold no more than two public corporation directorships (including the Corporation’s Board), and (b) for other candidates, the Board of Directors will prefer candidates that hold not more than a total of five public corporation directorships (including the Corporation’s Board). We believe these changes underscore the importance for each candidate to make the commitment of time necessary to be a Director of the Corporation.

Prior to the Corporation’s annual meeting held in May 2016, proxy advisory firm Glass Lewis raised a concern that Mr. Gillin was overboarded on the basis that he was a member of four public company audit committees, including the Audit Committee of the Corporation, and recommended withholding votes from Mr. Gillin as a Board nominee. The Corporation believes that Mr. Gillin is not overboarded and that a withhold recommendation was and is not warranted for the following reasons.

Mr. Gillin currently sits on the board of a total of five public companies (including the Corporation) and has an attendance record of 100% for all companies for the last four years. The table below lists more information on his directorships.

24	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Name of the Company	Leadership Roles	Committees(1)	Exchange	Tenure (years)	Attendance in 2016(2)
Turquoise Hill Resources Ltd.	Chairman of the Board Chair – Compensation and Benefits	1	TSX, NYSE	5	100%
Dundee Precious Metals inc.	Lead Director Chair – Compensation	1	TSX	7	100%
Sherritt International Corporation(3)	Chair – Audit	3	TSX	7	100%
Silver Wheaton Corp.(3)	Chair – Compensation	2	TSX, NYSE	12	100%
TD Mutual Funds Corporate Class Ltd.(3)	—	2	N/A(4)	6	100%

(1)	Does not include ad hoc committees.

(2)	The attendance record includes Board and Committee meetings.

(3)	Mr. Gillin serves on the audit committee of these companies.

(4)	TD Mutual Funds Corporate Class Ltd. (“TD Mutual”) is a reporting issuer, but is not listed on an exchange.

Mr. Gillin was the chief financial officer of two significant public companies and has 30 years of experience in investment banking. He is a CFA and Ivey Business School graduate with a complete understanding of finance and accounting matters. Overall, his background demonstrates that he has the financial experience to continue serving on as many as four audit committees.

Furthermore, Mr. Gillin’s board commitment at TD Mutual is substantially less than and not comparable to time commitments required for other public companies because TD Mutual (i) has virtually no employees; (ii) is not listed on an exchange; (iii) convenes its audit committee only twice a year; and (iv) has a singular function, which is to invest funds.

Mr. Gillin has historically sat on not more than four audit committees and presently sits on only three audit committees having stepped down from the Audit Committee of the Corporation.

Interlocking Directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 23, 2017.

Retirement Policy

The Corporation’s Board Mandate requires that Directors tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	25

Succession Planning

The Board of Directors has oversight of the development of succession plans for the Chief Executive Officer of the Corporation and the senior management team. Each year, the Board of Directors considers the strength of the succession plan for the Chief Executive Officer and the senior management team in light of the Corporation’s short and long-term business objectives. In establishing a list of suitable candidates to be considered for senior roles, the Board of Directors includes potential candidates from within Rio Tinto, a leading global mining group with access to a significant pool of talent.

Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board of Directors and its various committees held during the year ended December 31, 2016:

Board of Directors	7
Compensation and Benefits Committee	4
Audit Committee	4
Nominating and Corporate Governance Committee	4
Health, Safety and Environment Committee	4
Director Search Committee	3

The number of meetings above includes a total of two meetings of the Board of Directors and one meeting of the Director Search Committee held by teleconference. In addition, five resolutions in writing were passed by the Board of Directors in 2016. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

In addition to Board of Directors and committee meetings, the independent Directors held four ad hoc meetings during the year ended December 31, 2016. These meetings are in addition to regular in-camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings. The purpose of these meetings included the following:

•	Raise substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discuss any matters of concern raised by any committee or Director that requires independent consideration;

•	Address issues raised but not resolved at meetings of the Board and assessing any follow-up needed;

•	Discuss and consider in particular the interests of the Corporation’s minority Shareholders and other stakeholders;

•

Discuss the quality, quantity, and timeliness of the flow of information from senior management and Oyu Tolgoi LLC that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Discuss Board processes and corporate governance.

26	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Orientation and Continuing Education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages and Directors have attended other appropriate continuing education activities, including seminars, conferences, and industry forums. In particular, certain Directors have participated in the external activities outlined in the table below during fiscal 2016:

Date	Topic	Prepared/Hosted by
January	Focus on the Audit Committee	Deloitte
February	Governance Summit	Kingsdale Shareholder Services
February	Reviewing the Annual D&O Checklist	Institute of Corporate Directors
March	Ensuring Board Get Value from Internal Audit	Institute of Corporate Directors
March	Shareholder Engagement	Institute of Corporate Directors
March	When It’s Not Business As Usual: The Director’s Role	Institute of Corporate Directors
April	Audit Trends	Institute of Corporate Directors
May	Crisis Management Best Practices	Institute of Corporate Directors
June	2016 Proxy Season: The Key Compensation Takeaways	Institute of Corporate Directors
June	Looking Forward – CEO and Board Succession	Russell Reynolds Associates
September	Director-Shareholder Engagement	Kingsdale Shareholder Services
September	Risks Facing Boards	Institute of Corporate Directors
October	‘Uber’izing Oil & Gas: Rising above the pack, Unlocking hidden value	Deloitte
October	Focus on the Audit Committee	Deloitte
November	Board Evaluations – Quest for Best Performance	Institute of Corporate Directors
November	Mining Industry Director & Investor Roundtable	Hugessen Consulting
November	Major Challenges in the Boardroom	Stanford – Rotman Corporate Governance Day
November	2016 Mining Invitational Forum	Northwind Professional Institute
November	Audit Committee Effectiveness	Institute of Corporate Directors

Board members have full access to the Corporation’s records. The Corporation’s General Counsel also provides regular updates on corporate governance best practices to the Directors. Directors

Turquoise Hill Resources Ltd. 2016 Proxy Circular	27

periodically visit the Corporation’s copper and gold mine located at Oyu Tolgoi in Mongolia (the “Oyu Tolgoi”). The Board also holds annual strategy sessions.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

Director Assessments and Self-Assessments

The Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole, the committees of the Board, and the contribution of individual Directors. The Nominating and Corporate Governance Committee has developed and regularly updates an assessment process for the Board, each of its committees, and the contribution of individual Directors. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire developed by the Corporation’s legal department with the assistance of external advisors. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area. Each Director is also asked to comment on any additional skills, experience and information that could benefit the Board. The Nominating and Corporate Governance Committee and the Board review the completed questionnaires. As part of this evaluation process, Directors also complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning.

Resolution of Conflicts

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, including its Shareholders as a whole. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors of the Corporation.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board and, as needed, meetings of independent Directors are held by teleconference to update them on corporate or other developments that may occur between regularly scheduled Board meetings. Additional meetings of independent Directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

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2.2	APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, B.C. (“PwC”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix its remuneration and the terms of its engagement. PwC was first appointed as auditor of the Corporation on April 2, 2012. The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that PwC be appointed as auditor of the Corporation until the next annual meeting of Shareholders.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

Audit Services

The aggregate fees billed by PwC and its affiliates in fiscal 2016 and fiscal 2015 are detailed below (rounded):

	2016		2015
Audit Fees (a)	C$	1,686,000	C$	1,474,000
Audit Related Fees (b)	C$	319,000	C$	409,000
Tax Fees (c)	C$	87,000	C$	17,000
Other Fees	C$	Nil	C$	Nil
Total	C$	2,092,000	C$	1,900,000

(a)	Fees for audit services billed relating to fiscal 2016 and 2015 consist of:

•	Audit of the Corporation’s annual consolidated financial statements; and

•	Audit of the Corporation’s subsidiaries Oyu Tolgoi Netherlands B.V., Heruga Exploration LLC and Asia Gold Mongolia LLC.

In addition, in 2016 and 2015, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2016 and 2015 consist of:

•	Translation services;

•	Reviews of the Corporation’s interim financial statements; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”), Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2015 consisted of tax filings for Singapore entities.

Turquoise Hill Resources Ltd. 2016 Proxy Circular	29

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. In March 2013, the Board of Directors adopted a resolution pursuant to which the Audit Committee is required to pre-approve all audit and non-audit services above $250,000 provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

2.3	ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will, in the ensuing year, consult with the Shareholders on their concerns about the compensation plans in place so that Directors clearly understand their concerns. The Board, in conjunction with Rio Tinto, will then review the Corporation’s approach to compensation in light of these concerns. At the 2016 annual meeting of shareholders of the Corporation, 88.4% of shareholders voted for the Corporation’s approach to executive compensation.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2017 annual meeting of shareholders of the Corporation.”

Management and the Board of Directors recommend that Shareholders vote in favour of the approval of this “say on pay” resolution.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to vote FOR this “say on pay” resolution.

3	COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the statement of executive compensation for the Corporation is provided in respect of the following individuals for fiscal 2016: (a) the CEO, (b) the CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of fiscal 2016 whose total compensation for fiscal 2016 exceeded C$150,000,

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and (d) each individual who would be included under (c) above but for the fact that such individual was not an executive officer of the Corporation or its subsidiaries at the end of fiscal 2016 (collectively the “Named Executive Officers” or “NEOs”). In respect of fiscal 2016, only one individual meets the criteria of paragraph (c) above, and as a result, the executive compensation disclosed in this Circular is in relation to the current CEO, the current CFO and the Vice-President, Operations and Development.

3.1	COMPENSATION PHILOSOPHY AND GOALS

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide transparent and balanced compensation in relation to the role being performed.

In determining the Corporation’s compensation philosophy, in particular in respect of the CEO and CFO, the Corporation believes that its compensation policy should reflect the following considerations:

•

A significant portion of each executive’s compensation should be performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	The metrics should include broad corporate financial metrics as well as individual and/or corporate non-financial measures key to managing risk;

•	Payments of performance-based compensation should be aligned with the period of time over which results are achieved and the related risks are assumed;

•

There should be symmetry between the upside and the downside of performance-based compensation. If performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target;

•

Performance-based compensation should be paid only if the Corporation actually meets or exceeds the measurable performance targets and achievement of performance targets should be a significant component in the vesting of equity-based awards;

•

Variable compensation components should include caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance; and

•

In cases where the performance metrics used indicate a substantial payout, the Board should assess the extent to which the performance may have been favourably affected by factors outside of management’s control and, in such instances, consider whether any downward adjustments to award levels are warranted.

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3.2	COMPENSATION AND BENEFITS COMMITTEE

Role and Composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. Until December 31, 2016, the compensation and Benefits Committee was composed of Messrs. Gillin and Robertson and Ms. Gardiner. Since Ms. Gardiner’s retirement from the Board of Directors, the Compensation and Benefits Committee has been made up of Messrs. Gillin and Robertson and Ms. Albones. Messrs. Gillin and Robertson are independent Directors who have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•

Mr. Gillin was elected Chair of the Compensation and Benefits Committee in May 2012. He also serves as chair on the compensation committees of two other public companies. Mr. Gillin has significant experience in developing compensation philosophy and policy, and establishing comprehensive compensation programs for senior executives.

•

Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has, during his career, held various senior executive positions with two large accounting firms and with a major public company where he was responsible for determining compensation and oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The Compensation and Benefits Committee’s responsibilities include, but are not limited to, the following:

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and Directors;

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans;

•

Reviewing the recipients of, and the nature and size of equity-linked awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements;

•	Preparing any report as may be required under applicable securities law, stock exchange, and any other regulatory requirements;

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect;

•	Determining fees payable to members of any ad hoc committee established by the Board; and

•	Overseeing the selection of a benchmark group for the purposes of comparing compensation or any element of compensation and reviewing disclosure in this respect.

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Since all NEOs are Rio Tinto secondees, the role and responsibility of the Compensation and Benefits Committee in establishing their compensation policies is more limited than it otherwise would be given that elements such as base salary, incentive award opportunities and employee benefits are set forth in the secondment agreements which were established by Rio Tinto. However, the Compensation and Benefits Committee determined that it was critical to import an equity driven, performance based long-term incentive element to senior executives’ compensation packages, which has taken the form of the PSU Plan adopted by the Board in March 2013. The Compensation and Benefits Committee considered a number of factors, including the business environment in which the Corporation operates, individual performance, the achievement of specified objectives and the stage of the Corporation’s development among others to determine the extent to which target thresholds for the payout of short-term incentives established pursuant to the secondment agreements of Rio Tinto secondees have been met.

The Compensation and Benefits Committee meets as many times as it deems necessary, but not less frequently than two times per year, to deal with compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board. In establishing total compensation, the Compensation and Benefits Committee, subject to the limitations discussed above, works with the Corporation’s senior executives to evaluate their performance and consider compensation criteria for their positions. The Compensation and Benefits Committee determines the appropriateness of management’s proposals based on market data, a recommended framework provided by compensation consultants, and its own evaluation of each individual’s past performance.

Management of Risk

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and practices to ensure that the compensation of executives does not encourage them to take inappropriate risks that are reasonably likely to have a material adverse effect on the Corporation. The Board and the Compensation and Benefits Committee have developed certain practices which help them mitigate and manage compensation-related risks.

•

Balanced Compensation Mix. The Corporation’s executive compensation program aims at limiting the incentive to take excessive risks in order to achieve short-term, unsustainable performance. Instead, in assessing performance, the Compensation and Benefits Committee and the Board consider multiple short and long-term factors, including contribution to shareholder value and corporate business objectives and other compliance factors.

•	Performance Based Incentives. Awards under the PSU Plan are paid out based on a performance period of three years.

•	Benchmarking. Elements of executive compensation are benchmarked against appropriate comparator groups.

•

Use of Discretion. Compensation decisions are not entirely based on fixed formulas, and the Board and the Compensation and Benefits Committee retain a certain degree of discretion when granting short-term and long-term incentive awards in

Turquoise Hill Resources Ltd. 2016 Proxy Circular	33

order to ensure that awards granted truly reflect an individual’s performance and contribution.

•

External Compensation Advisor. The Compensation and Benefits Committee uses the services of Mercer (Canada) Limited (“Mercer”), a compensation advisor, to assist in designing the executive compensation program.

•	Shareholding Guidelines. NEOs and Directors are subject to shareholding guidelines to reinforce alignment of their interests with those of the Shareholders.

•

Anti-Hedging Policy. Executives and Directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

•	Clawback Policy. The Corporation can recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation (the “Clawback Policy”).

In fiscal 2016, there were no risks identified by the Board or the Compensation and Benefits Committee in the Corporation’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

Outside Consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

The Compensation and Benefits Committee originally retained Mercer in 2012 to examine and make a recommendation for long-term incentive awards for the then new CEO and CFO and to establish an expanded peer comparator group for these purposes. In 2016, the Compensation and Benefits Committee retained Mercer to assist in reviewing this Circular, to assist with the application of the executive compensation program and to assist in revamping the PSU Plan. Although not formally required to do so under its mandate, the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters, provides to the Corporation at the request of management.

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Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2016 and 2015.

	2016		2015
Executive Compensation-Related Fees(1)	C$	23,122	C$	27,425
All Other Fees	C$	Nil	C$	Nil
Total	C$	23,122	C$	27,425

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to the review of the Corporation’s management information circular and the development of executive and director share ownership guidelines.

3.3	BENCHMARKING PRACTICES

The Corporation has established a general peer comparator group of companies (“Peer Comparator Group”) with the assistance of Mercer and input from the Compensation and Benefits Committee and management. The Peer Comparator Group includes companies in the mining and mineral exploration and development industry with significant project development activities underway, projects and/or operations in complex, international locations, and with a market capitalization within a reasonable range of the Corporation’s current market capitalization. The criteria for selection were based on several factors including nature of commodity, market capitalization, total assets, revenue, type of business (including development activities) and complexity of job functions. These factors are relevant because they reflect aspects

Turquoise Hill Resources Ltd. 2016 Proxy Circular	35

of similar businesses, competition for talent and are subject to similar external factors. Detailed below is the Corporation’s Peer Comparator Group:

Company Name	Market Cap.(1)	Head Office
Fortrescue Metals Group Ltd.	$17,803	Perth, Australia
Newcrest Mining Ltd.	$15,071	Melbourne, Australia
Agnico Eagle Mines Limited	$12,718	Toronto, Canada
Randgold Resources Limited -ADR	$9,986	St. Helier, Jersey
First Quantum Minerals Limited	$9,208	Vancouver, Canada
Anglogold Ashanti Limited -ADR	$6,100	Newtown, South Africa
Cameco Corporation	$5,557	Saskatoon, Canada
Kinross Gold Corp	$5,217	Toronto, Canada
Yamana Gold Inc.	$3,572	Toronto, Canada
Gold Fields Limited –ADR	$3,507	Sandton, South Africa
Eldorado Gold Corporation	$3,096	Vancouver, Canada
75th percentile	$12,718
50th percentile	$6,100
25th percentile	$3,572
Average	$8,349

Turquoise Hill Resources Ltd.	$8,673	Vancouver, Canada

(1)

Market capitalization (in C$ millions) as of December 30, 2016 (Source: Bloomberg). Figures for companies in markets outside North America are sourced from Bloomberg as at December 30, 2016, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 30, 2016 (US$1.00/C$1.34).

The Corporation has established a performance peer comparator group (the “PSU Peer Comparator Group”) with the assistance of Mercer, consisting of 15 companies that are copper and gold producers with an international focus, a median market capitalization comparable to that of the Corporation and at least three years of trading history. Relative to these companies, the Corporation was roughly in the middle range with respect to market capitalization. Performance for PSU grants made to the NEOs under the PSU Plan will be based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group.

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The following table sets out the PSU Peer Comparator Group for the year ended December 31, 2016:

Company Name Diversified Metals and Mining	Market Cap.(1)	Head Office
Southern Copper Corp.	$33,208	Phoenix, U.S.A.
Freeport-McMoRan Copper & Gold Inc.	$24,157	Phoenix, U.S.A.
Antofagasta plc	$11,049	London, U.K.
Boliden	$9,631	Stockholm, Sweden
First Quantum Minerals Limited	$3,571	Vancouver, Canada
KGHM Polska Miedz S.A.	$5,956	Lubin, Poland
Lundin Mining Corporation	$4,634	Toronto, Canada
OZ Minerals Limited	$2,314	Melbourne, Australia

Gold
Agnico Eagle Mines Limited	$12,718	Toronto, Canada
Randgold Resources Limited -ADR	$9,986	St. Helier, Jersey
Anglogold Ashanti Limited -ADR	$6,100	Newtown, South Africa
Kinross Gold Corporation	$5,217	Toronto, Canada
Yamana Gold Inc.	$3,572	Toronto, Canada
Eldorado Gold Corporation	$3,096	Vancouver, Canada
New Gold Inc.	$2,417	Vancouver, Canada
75th percentile	$11,049
50th percentile	$6,100
25th percentile	$3,572
Average	$9,551

Turquoise Hill Resources Ltd.	$8,673	Vancouver, Canada

(1)

Market capitalization (in C$ millions) as of December 30, 2016 (Source: Bloomberg). Figures for companies in markets outside North America are sourced from Bloomberg as at December 30, 2016, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 30, 2016 (US$1.00/C$1.34).

3.4	ELEMENTS OF EXECUTIVE COMPENSATION

Compensation of NEOs

All NEOs are employed by affiliates of Rio Tinto and are seconded to the Corporation. The remuneration and benefits of the NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee, which are applied to senior management personnel across Rio Tinto.

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The costs of the salary and related benefits of the NEOs are charged back to the Corporation and recognized in its financial statements. NEOs have no other roles or responsibilities within Rio Tinto other than the functions they perform on behalf of the Corporation.

Under Rio Tinto policies, the executive pay and reward framework is designed to align total remuneration with individual and short and long-term business unit performance, including long-term shareholder value creation and performance relating to health, safety and environment. It also strikes an appropriate balance between fixed and variable components, links variable components to the achievement of challenging individual and business performance targets, and ensures the attraction, motivation and retention of the high caliber senior executives required to lead the Corporation.

The executive pay and reward framework had four components in 2016:

•	Base salary;

•

Short-term incentives in the form of STIP – depending on the NEO’s band level with Rio Tinto, either 100% of which was paid in cash (which is the case for Messrs. Thibeault and Lane) or 75% of which was paid in cash and the remaining 25% of which has been deferred for a period of three years (as is the case for Mr. Tygesen), which practice will end as of fiscal 2017 and all STIP will be paid in cash;

•	Medium and long-term incentives awarded under the PSU Plan and the LTIP; and

•	Other remuneration and benefits such as health and post-retirement benefits.

On March 23, 2017, the Board of Directors approved changes to the compensation mix of the NEOs and other members of the management team. In particular, the Corporation restructured the long-term incentive programme in order to more substantially align their equity compensation with the interests of Shareholders. The PSU Plan has been significantly enhanced and more members of the senior team (including three more members in 2017) will be participants in the plan. Going forward, the target grants will continue to vary with each participant but at higher than previous levels. Performance driven incentives will no longer be granted under the Rio Tinto LTIP and Rio Tinto time vested incentives will be reduced to 7.5% or less of total direct compensation. In addition, the Corporation has formally adopted executive shareholding guidelines requiring NEOs to accumulate a meaningful equity interest in the Corporation over a five-year period, as described below. Also, starting this year, the CEO will no longer defer part of his short-term incentives.

Base Salary

The only fixed portion of compensation for the NEOs is the base salary component, with the balance of the compensation contingent generally on the degree to which NEOs meet pre-established goals and objectives. The base salaries for the NEOs are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in the form of cash.

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Short-Term Incentives

Compensation decisions for short-term incentive awards to NEOs for 2016 performance were based on an assessment by the Compensation and Benefits Committee and the Board, jointly with Rio Tinto, of each NEO’s contribution during 2016 and the extent to which certain agreed upon individual and corporate performance measures were achieved. For fiscal 2016, such performance measures combined both objective and subjective goals and included, among others, performance in respect of (i) net earnings and cash flow, (ii) cash management, (iii) share price performance, (iv) strategic and integrated planning, (v) health, safety and environment assessment, and (vi) disciplined exit of non-Oyu Tolgoi assets. In assessing whether or not a particular performance measure was achieved, the Board and the Compensation and Benefits Committee retain a considerable degree of discretion. Among other matters, considerable weight was given to the small size of the Corporation’s executive team handling multiple important functions. In all circumstances, the Board and the Compensation and Benefits Committee reserve the right to exercise discretion in increasing or decreasing compensation awards.

The STIP awards for the NEOs reflected as a percentage of their base salary are set forth in the following table:

	Short-term incentive award (as a % of base salary)
Executive	Target	Actual
Jeff Tygesen, CEO	50%	65.6%
Steeve Thibeault, CFO	40%	48.4%
Brendan Lane, Vice-President, Operations and Development(1)	35%	48.0%

(1)	Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016.

The actual corporate and individual performance scores of each NEO for fiscal 2016 and the weight attributed to each component is set forth in the table below. The weightings below reflect Rio Tinto’s STIP policy relative to the role banding of the NEOs. The total score is then applied to the applicable STIP target percentage for each NEO (set forth in the table above) to determine the amount of the award. An NEO’s actual corporate-based scores are determined by calculating weighted scores for corporate performance measures, which include the successful completion of specific projects, financial objectives, and health, safety and environment

Turquoise Hill Resources Ltd. 2016 Proxy Circular	39

objectives. The individual performance measures applicable to each NEO vary from person to person and form a non-weighted overall individual score.

	Corporate Performance Measures		Individual Performance Measures
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	TOTAL SCORE
Jeff Tygesen, CEO	144.7%	70%	100%	30%	131.3%
Steeve Thibeault, CFO	137.6%	40%	110%	60%	121.0%
Brendan Lane, Vice-President, Operations and Development(1)	137.6%	40%	120%	60%	127.0%

(1)	Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016.

2016 Key Accomplishments and Determination of Short-Term Incentive Award

In 2016, the Corporation advanced value in a challenging commodity environment. Several milestones were achieved during the year, including:

•	Approval of the 2016 Feasibility Study for Oyu Tolgoi LLC in April 2016;

•	Recommencement of the construction of the underground mine in May 2016;

•	Drawdown of the project finance facility; and

•	Publication of the 2016 Oyu Tolgoi Technical Report in October 2016.

Over the course of the year, the Corporation’s share price increased from C$3.51 at the start of 2016 to C$4.31 at the end of 2016, representing an increase of 22.8%.

The Corporation advanced the divestment of non-core assets over 2016 including completing full divestment of SouthGobi Resources Ltd.

In November 2016, the Board of Directors of the Corporation adopted a ten-year strategic plan for the Corporation. Throughout 2016, Management actively engaged globally with minority shareholders and targeted institutional investors who were not shareholders on the merits of investing in the Corporation.

Medium and Long-Term Incentives

The Compensation and Benefits Committee in consultation with Mercer and the Rio Tinto Human Resources Group developed the PSU Plan as an equity-linked compensation program in order to more fully align the interests of eligible participants with the interests of Shareholders in a way that is functional within the structure of their secondment arrangements.

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates from time to time the participants to

40	Turquoise Hill Resources Ltd. 2016 Proxy Circular

whom PSUs shall be granted and the provisions and restrictions with respect to each grant, in accordance with the terms and conditions of the PSU Plan, taking into consideration the present and potential contributions of, and the services rendered by, the particular participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant. Each grant of a PSU is evidenced by a grant letter setting out, at the time of the grant, the number of PSUs granted, the performance period, the applicable performance based criteria and resulting multiplier, and such other provisions as may be necessary or appropriate to reflect the terms and conditions of the grant.

Target PSU grants levels of NEOs and other members of the management team are as set forth in the table below:

Positions	Target Eligibility (as % of base salary)
Chief Executive Officer	130%
Chief Financial Officer	45%
Vice-President, Operations and Development	35%
Others	20%

Each PSU evidences the right of a holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a Common Share, calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

In the event of a participant’s: (i) retirement, resignation or transfer of employment at the request of a participant to a company within Rio Tinto during the performance period, any PSU entitlement shall be reduced on a pro rata basis based on the number of days following the retirement, resignation or transfer date during the performance period compared to the total number of days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; (ii) termination during a performance period, all PSUs automatically terminate, with no payment being made, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee, in the case of the termination of the employment or services of a participant without cause; (iii) death or transfer of a participant’s employment at the request of Rio Tinto to a company within Rio Tinto during a performance period, all outstanding PSUs accelerate and the amount payable to the participant or his or her executors, as the case may be, shall be calculated as of the quarter end before the date of death or transfer if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or the day before the date of death or transfer in any other circumstance; (iv) leave of absence during a performance period, any PSU entitlement shall be reduced pro-rata based on the number of days during which the employee was on leave of absence during the performance period compared to the total number of working days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the

Turquoise Hill Resources Ltd. 2016 Proxy Circular	41

Compensation and Benefits Committee; and (v) disability, all PSUs continue to vest according to the PSU Plan terms.

In the event a change of control (as defined in the PSU Plan) occurs and the Board determines, prior to the change of control, that shares of a successor company, acquirer or any other person are not an appropriate substitution for Common Shares, all outstanding PSUs accelerate and in lieu of other amounts payable in settlement of PSUs, the participant shall be entitled to receive a cash payment equal to the cash value of its PSUs calculated (i) as of the quarter end before the date of the change of control if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or (ii) the day before the change of control in any other circumstance. Alternatively, if the Board determines, prior to the change of control, that shares of a successor company, acquirer or any other person are an appropriate substitution for Common Shares, the cash value of the PSUs will be converted into a revised number of PSUs based on the fair market value of the substituted shares, and each such notional PSU will entitle the holder to receive a cash payment in an amount equal to the fair market value of a substitute share as of the end of the applicable original performance period, multiplied by a deemed multiplier of 100%. In such a case, the PSUs will be settled in cash at the end of the applicable original performance period, subject to acceleration in certain events, including the death, retirement, or resignation of the participant or the termination of the participant without cause by the Corporation (including by way of constructive dismissal) prior to the earlier of two years following the change of control and the end of the original performance period. Accordingly, if a substituted share determination is made by the Board, PSUs would not accelerate and vest until the occurrence of a subsequent event affecting the participant’s employment.

The PSU Plan further provides that any benefits, rights and PSUs accruing to any participant in accordance with the terms and conditions of the PSU Plan shall not be transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

When PSUs are granted, the Compensation and Benefits Committee establishes a performance period of three years commencing at the start of the year during which the PSUs are granted. The multiplier to apply at the end of such performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
Performance below the 20th percentile	0%
Threshold performance at the 20th percentile	50%
Performance at the median 50th percentile	100%
Superior performance at the 65th percentile	200%
Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%, and will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

42	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Under the Rio Tinto LTIP, NEOs, as secondees of Rio Tinto, are entitled to receive equity-based incentive awards as determined by the Rio Tinto Remuneration Committee. Messrs. Tygesen, Thibeault and Lane have been granted awards under the Rio Tinto LTIP 2016 in connection with their respective roles with the Corporation, which awards have vesting conditions. Generally, the value of such awards will only be charged back to the Corporation upon being exercised by their holder. As a result, the compensation of the NEOs does not include the value of the awards granted under the Rio Tinto LTIP in 2016 which will vest in three years.

Benefits and Perquisites

Under the terms of their secondment agreements with Rio Tinto, NEOs may be entitled to employment benefits including participation in Rio Tinto retirement and pension plans, health and welfare programs, group insurance coverage, housing, and car and education allowances, the exact benefits applicable to each individual being subject to the particular secondment arrangement in place. In addition, NEOs are subject to tax equalization in respect of taxes payable on income from salary, STIP, LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the NEO on the basis of the taxation laws of the NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation.

Executive Shareholding Guidelines

On March 23, 2017, the Board of Directors adopted new Executive Shareholding Guidelines (the “Executive Guidelines”). The purpose of the Executive Guidelines is to promote share ownership by executive officers of the Corporation and reinforce alignment of their interests with those of the Shareholders. The following table describes the multiple of base salary to be held in Common Shares or PSUs by the NEOs:

Office	Multiple of Base Salary
Chief Executive Officer	3.5
Chief Financial Officer	1.5
Vice-President, Operations and Development	1.0

The extent to which these guidelines are met will be evaluated annually at the end of each financial year. When determining if the guidelines are met, the value of each Common Share corresponds to the fair market value of a Common Share at the time of the calculation; and the value of each PSU corresponds to 80% of the fair market value of a Common Share at such time. NEOs will have a five year period starting on the latter of (i) the coming into effect of these guidelines, and (ii) the hiring or promotion of an individual to an office covered by these guidelines to reach the above-mentioned shareholding.

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Equity Incentive Plan

Eligible participants in the Equity Incentive Plan (a legacy plan only in place for existing option holders) include Directors of the Corporation or any affiliate thereof, any full-time and part-time employees (including officers) of the Corporation or any affiliate thereof, and persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible, all as determined by the Board. Pursuant to the 2012 MOA, new entitlements under the Equity Incentive Plan may not be granted without the prior written consent of Rio Tinto. Neither the Board nor the Compensation and Benefits Committee, which is responsible for administering the Equity Incentive Plan, intends to grant any new options thereunder and no options have been granted since November 2012. The principal terms and conditions of the Equity Incentive Plan are summarized in Schedule “A” to this Circular.

The following information is as of March 23, 2017:

Number of Securities to be Issued Upon Exercise of Outstanding Options under the Equity Incentive Plan	Weighted-Average Exercise Price of Outstanding Options under the Equity Incentive Plan (C$)	Number of Securities Remaining Available for Future Issuance Under Equity Incentive Plan
529,937	C$12.30	130,270,503

There are 2,012,314,469 Common Shares issued and outstanding as of March 23, 2017. The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time, or 130,800,440 Common Shares. However, pursuant to the 2012 MOA, the Corporation may not, without obtaining the prior written consent of RTIH, issue any equity incentive securities or equity compensation securities in favour of any Directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan.

Accordingly, the Corporation has not granted new stock options (or other equity incentives) under the Equity Incentive Plan since November 2012, including in fiscal 2016, and it is not currently anticipated that any additional options will be granted or Common Shares issued under the Equity Incentive Plan in the future (other than Common Shares issuable pursuant to the exercise of existing stock options).

The number of outstanding stock options as of March 23, 2017, being 529,937, represents 0.03% of the total number of issued and outstanding Common Shares.

44	Turquoise Hill Resources Ltd. 2016 Proxy Circular

The table below provides additional information on the Equity Incentive Plan:

	Number of Options as of March 23, 2017	Options as a % of Outstanding Common Shares as of March 23, 2017
Options Outstanding and Available to Grant	130,270,503	6.47%
Dilution (Current Outstanding Options)	529,937	0.03%
Number of Options Issued During the Year	Nil	Nil

Pension Plans

The Corporation does not presently provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees other than Rio Tinto pension plans benefiting NEOs.

Other Compensation Policies

Anti-Hedging Policy

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Clawback Policy

The Corporation adopted the Clawback Policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation. In accordance with the terms of the Clawback Policy, the Board has sole discretion to cancel all or a portion of the PSUs awarded to an executive officer of the Corporation under the PSU Plan or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs in each case if

(i)

the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Shares and/or the multiplier determined by comparing the Turquoise Hill return with the comparator return for the applicable period (as such terms are defined in the PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements;

(ii)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

Turquoise Hill Resources Ltd. 2016 Proxy Circular	45

(iii)

the number of PSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs, to such executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received.

3.5	PERFORMANCE GRAPH

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index and the S&P/TSX Materials Index, including dividend reinvestment, for the period from January 1, 2012 to December 31, 2016.

In 2016, the Corporation’s share price increased, and in the other years shown in the chart above the Corporation’s share price performance trended downwards from 2011 to 2012 and remained relatively flat from 2013 to 2015. Total compensation in comparison to the Corporation’s share price generally decreased during the 2012, 2013, 2014 and 2015 periods. The value of long-term incentive compensation in the form of PSUs directly relates to the Corporation’s share price performance.

46	Turquoise Hill Resources Ltd. 2016 Proxy Circular

4	COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

4.1	SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as of December 31, 2016, December 31, 2015 and December 31, 2014, in respect of the NEOs.(1)

Name and Principal Position	Year	Salary (US$)		Share- Based Awards (US$)(2)	Option- Based Awards (US$)(3)	Non-Equity Incentive Plan Compensation			Pension Value (US$)(5)		All Other Compen- sation (US$)(6)		Total Compen- sation (US$)
						Annual Incentive Plans (US$)(4)		Long- Term Incentive Plans (US$)
Jeff Tygesen	2016	$305,000		$152,500	n/a	$200,217		n/a	$18,300		$8,650	(7)	$684,667
Chief Executive Officer	2015	$304,167		$150,000	n/a	$219,341		n/a	$18,250		$9,723	(8)	$701,481
	2014	$25,000	(9)	n/a	n/a	$16,289	(10)	n/a	Nil		Nil		$ 41,289

Steeve Thibeault	2016	$275,400		$68,850	n/a	$133,338		n/a	$59,740		$6,018	(11)	$543,346
Chief Financial Officer	2015	$274,500		$67,500	n/a	$148,892		n/a	$46,384		$36,857	(12)	$574,133
	2014	$157,500	(13)	n/a	n/a	$69,019		n/a	$36,150		$172,633	(14)	$435,302

Brendan Lane	2016	$189,917	(15)	$51,250	n/a	$91,151		n/a	$11,275	(15)	$10,959	(15)(16)	$354,552
Vice-President,	2015	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a
Operations and Development	2014	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a

Notes:

(1)

Compensation that has been paid in currency other than U.S. dollars has been converted to U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2016 (US$1.00/C$1.33), 2015 (US$1.00/C$1.28), and 2014 (US$1.00/C$1.04).

(2)	Share-based awards consist of PSUs granted under the PSU Plan to the NEOs. In determining the fair value of PSUs granted, the Corporation used the actual amount of the award, which was granted in US$.

(3)

In accordance with Rio Tinto policy, individuals who are employees of Rio Tinto (seconded or otherwise), are not entitled to participate in the Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.

(4)	Amounts shown in this column reflect STIP payments made to NEOs.

(5)

The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which NEOs are entitled are set forth in the secondment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.

(6)	Except for share-based awards (PSUs) granted by the Corporation and tax gross-ups on allowances included in “All Other Compensation” which are paid by the Corporation

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directly to the Canada Revenue Agency, all compensation has been paid by Rio Tinto under the secondment arrangements described in Section “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.

(7)	Includes: health/medical insurance of $4,851, tax gross ups on allowances of $203, annual tax return service of $425 and other compensation of $3,171.

(8)	Includes: international health insurance of $9,095, tax gross ups on allowances of $203 and annual tax return service of $425.

(9)

Mr. Tygesen was seconded to the Corporation effective December 1, 2014. The amount shown reflects one month of salary earned while performing his duties as CEO of the Corporation in 2014. This amount was paid by Rio Tinto and was not charged back to the Corporation.

(10)	The amount shown is pro-rated to reflect STIP earned by Mr. Tygesen in 2014 while performing his duties at the Corporation.

(11)	Includes: health/medical insurance of $3,062 and other compensation of $2,949.

(12)	Includes: international health insurance of $5,530, relocation costs of $1,984 and tax gross ups on allowances of $26,137.

(13)	Mr. Thibeault was seconded to the Corporation effective June 1, 2014; the amount shown is pro-rated to reflect salary earned between such date and December 31, 2014.

(14)	Includes: housing allowance of $3,302 and reimbursement of relocation costs of $167,581.

(15)

Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016; the amounts shown for fiscal 2016 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(16)	Includes: health/medical insurance of $842, tax equalization of $5,205, tax gross-ups on allowances of $2,782 and other compensation of $2,127.

4.2	OPTION-BASED AND SHARE-BASED AWARDS

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the NEOs concerning unexercised options and PSUs held as at December 31, 2016:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$)(3)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)
Jeff Tygesen(1)(2)	Nil	Nil	Nil	Nil	109,084	$349,069	Nil
Steeve Thibeault(1)(2)	Nil	Nil	Nil	Nil	49,500	$158,400	Nil
Brendan Lane(1)(2)(3)	Nil	Nil	Nil	Nil	20,098	$64,314	Nil

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Notes:

(1)

The “Market or Payout Value of Share-Based Awards that have not Vested” for Messrs. Tygesen, Thibeault, and Lane is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2016 by the five-day VWAP of the Common Shares on the New York Stock Exchange (“NYSE”) for the period ending on December 30, 2016 ($3.20), in accordance with their respective grant letters. PSUs have a value which is based on the performance of the Common Shares of the Corporation relative to the PSU Peer Comparator Group during an established performance period, which is typically a period of three years. Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from 0% to 250% of their fair market value at the end of the performance period. See Section 3.4 -“Compensation of NEOs”.

(2)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares or shares of the Corporation’s subsidiaries.

(3)	Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016.

Incentive Plan Awards – Value Vested or Earned During 2016

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2016. All awards that vested or earned by NEOs during fiscal 2016 were granted by the Corporation.

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Jeff Tygesen(2)	Nil	Nil	$200,217
Steeve Thibeault(2)	Nil	Nil	$133,338
Brendan Lane(2)(3)	Nil	Nil	$91,151

Notes:

(1)

The “Share-Based Awards – Value Vested During the Year” are the amounts paid to each NEO during fiscal 2016 for any PSU vested during 2016. For fiscal 2016, there were no PSU payments made to the NEOs.

(2)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.

(3)	Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016.

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4.3	EMPLOYMENT AGREEMENTS

Secondees of Rio Tinto

All NEOs have entered into employment agreements (the “Employment Agreements”) with Rio Tinto pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as health and post-retirement benefits. The costs of such salary and related benefits are charged back to the Corporation.

The Employment Agreements have an indefinite term. An NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing. In addition, Rio Tinto may terminate an NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO a six-month notice or paying such NEO an amount equal to six months base salary. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

If the termination is the result of a severance, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

•	Payment of salary in lieu of notice:

-	For US-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement;

•

Payment of an ex-gratia severance payment, which is discretionary and calculated based on each jurisdiction’s policy and includes any statutory severance payments required by the laws of the NEO’s home jurisdiction;

•

Payment of short-term incentive awards to which the NEO would be entitled for the performance year based on actual business and individual performance. In the case of a partial year, such award will be calculated based on the duration of the performance year such NEO was employed (prorated assuming on-target business performance and an actual assessment of individual performance in the performance year) or, if not possible, based on an on-target assessment;

•	All long-term incentives will be treated in accordance with Rio Tinto’s plans in each of the NEO’s home jurisdiction; and

•	Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.

The treatment of the PSUs granted to the CEO and the CFO under the PSU Plan in the case of termination, retirement, change of control and other similar situations is detailed in Section “Compensation of NEOs” of this Circular.

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5	COMPENSATION DISCLOSURE FOR DIRECTORS

5.1	ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION

Annual Cash Retainers

Each Director who is not an executive of the Corporation (a “Non-Executive Director”) receives a retainer of C$100,000 per annum. Mr. Gillin receives an additional retainer of C$150,000 for acting as Chairman of the Board, for a total of C$250,000 per annum (for each Non-Executive Director, an “Annual Base Cash Retainer”).

The Chair of the Audit Committee received an additional per annum retainer of C$50,000 in 2016.

The Chair of the Compensation and Benefits Committee received an additional per annum retainer of C$40,000 in 2016.

The Chair of the Nominating and Corporate Governance Committee received an additional per annum retainer of C$20,000 in 2016.

In March 2016, the Board of Directors, upon recommendation from the Compensation and Benefits Committee, amended the DSU Plan in order to allow each Non-Executive Director to receive part or the entirety of their Annual Base Cash Retainers in the form of DSUs.

Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

Attendance and Travel Fees

Each Non-Executive Director receives a fee of C$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate. Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

A travel fee of C$2,000 is payable to any Non-Executive Director who travels to attend meetings, the venue of which is more than three hours travel time from the Director’s home. Each executive Director and each Non-Executive Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of duties as a Director.

Deferred Share Units

On May 10, 2013, the Board of Directors approved the DSU Plan and also approved an annual grant to each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy) of DSUs in addition to their annual cash retainers and attendance fees. The purpose of the DSU Plan is to strengthen the alignment of interests between Non-Executive Directors and Shareholders of the Corporation by linking part of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan has been adopted to advance the interests of the Corporation through the motivation, attraction and retention of Directors of the Corporation. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations relating to the administration of the DSU Plan and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board of Directors.

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Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, will determine an amount of annual compensation to which each Non-Executive Director shall be entitled (the “Annual DSU Compensation Amount”), which amount shall be payable in the form of DSUs and which is in addition to the annual Board and Committee cash retainers noted above. It has been the practice to award Annual DSU Compensation Amounts equivalent to the Annual Base Cash Retainer of each Non-Executive Director as described above. The number of DSUs to be granted to a Non-Executive Director is determined by dividing the Annual DSU Compensation Amount by the “fair market value” of a Common Share on the TSX for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest ten DSUs. “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director shall be redeemed by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date shall be made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited to the Non-Executive Director as of the distribution payment date. The number of additional DSUs (including fractional DSUs) to be credited to the Non-Executive Director shall be determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Fractional DSUs to two decimal places shall be credited to such Director. Such additional DSUs shall be subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Non-Executive Director has shall be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee shall have the right to make such adjustments as it deems appropriate in the circumstances upon the occurrence of any other event which has an impact on the amount of cash to be remitted to a Non-Executive Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

52	Turquoise Hill Resources Ltd. 2016 Proxy Circular

Director Shareholding Guidelines

On May 10, 2013, the Board of Directors approved the Director Shareholding Guidelines which apply to all independent Directors of the Corporations (the “Director Guidelines”). The Director Guidelines promote share ownership by Directors to better align their interests with those of the Shareholders of the Corporation.

The Director Guidelines provide that independent Directors of the Corporation should aim to hold Common Shares or DSUs with an aggregate value equal to at least three times their Annual Base Cash Retainer within a three-year period starting the later of (i) the coming into effect of the Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable. The value of the Common Shares and DSUs, all of which are vested, held by a Director is calculated using the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Director	Total Common Shares and DSUs	Value(1)	End of Three-Year Period(2)	Guidelines Met
James W. Gill	183,330	C$775,486	May 2018	Met
R. Peter Gillin	118,368	C$500,697	May 2016	Met
Russel C. Robertson	124,208	C$525,400	May 2016	Met
Maryse Saint-Laurent	7,910	C$33,459	May 2020	On track

(1)

The value of the Common Shares and DSUs, all of which are vested, held by a Director is calculated by multiplying the number of Common Shares and DSUs by the five-day VWAP of the Common Shares on the TSX for the period ending on March 23, 2017 (C$4.23).

(2)	The three-year period ends on the later of (i) the coming into effect of the Director Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable.

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5.2	DIRECTORS’ TOTAL 2016 COMPENSATION

The following table reflects compensation earned by non-executive Directors in respect of fiscal 2016 under the compensation arrangements described above.

Mr. Tygesen, the Corporation’s CEO, is currently a Director of the Corporation. Mr. Tygesen does not receive any compensation for his role as Director of the Corporation. Mr. Tygesen’s total compensation is reflected in the Summary Compensation Table at Section 4.1.

Name	Fees Earned (C$)(1)	Option-Based Awards (C$)	All Other Compensation (C$)(2)	Total Compensation (C$)
Rowena Albones (3)(4)(6)	$134,000	Nil	Nil	$134,000
Jill Gardiner (5)(7)	$222,750	Nil	$351,250	$574,000
James W. Gill	$ 70,000	Nil	$150,000	$220,000
R. Peter Gillin (5)	$204,000	Nil	$100,000	$304,000
Russel C. Robertson (5)	$ 60,000	Nil	$200,000	$260,000
Craig Stegman (3)(4)	$132,000	Nil	Nil	$132,000
Jeff Tygesen (3)(4)(5)	Nil	Nil	Nil	Nil

Notes:

(1)

The sums represented in the “Fees Earned” column of this table represent Director Annual Base Cash Retainer and fees earned from acting as Chair of the Board or of any of the Board committees, remuneration for attending meetings and conference calls of the Directors as well as travel fees paid to Directors who travel more than three hours to attend meetings.

(2)

“All Other Compensation” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2016 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued.

(3)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to participate in the Equity Incentive Plan given their entitlements under Rio Tinto incentive plans.

(4)

In accordance with Rio Tinto corporate policy, Director fees otherwise payable to Ms. Albones and Dr. Stegman, as Rio Tinto nominees on the Board, were paid directly to Rio Tinto. In addition, Mr. Tygesen was not entitled to receive fees in his capacity as Director for fiscal 2016 during which he was also CEO of the Corporation.

(5)

The fees earned by Ms. Gardiner, and Messrs. Robertson and Gillin include the retainers for acting as Chairs of the Board, the Audit, Nominating and Corporate Governance, and Compensation and Benefits Committees.

(6)	Ms. Albones is not standing for re-election to the Board of Directors.

(7)	Ms. Gardiner retired from the Board of Directors effective December 31, 2016.

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5.3	OPTION-BASED AWARDS

Outstanding Option-Based Awards

The following table sets forth information with respect to the Non-Executive Directors concerning unexercised options of the Corporation held as at December 31, 2016.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$/ Option)	Option Expiration Date	Value of Unexercised in-the- Money Options (C$)(1)
Rowena Albones(2)(3)	Nil	Nil	Nil	Nil
Jill Gardiner(4)	35,149	$8.32	06/28/17	Nil
James W. Gill	Nil	Nil	Nil	Nil
R. Peter Gillin	35,149	$8.32	06/28/17	Nil
Russel C. Robertson	35,149	$8.32	06/28/17	Nil
Craig Stegman(2)	Nil	Nil	Nil	Nil
Jeff Tygesen(2)	Nil	Nil	Nil	Nil

Notes:

(1)

The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 30, 2016 (C$4.31) and the exercise price of the options.

(2)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to participate in the Equity Incentive Plan given their entitlements under Rio Tinto incentive plans.

(3)	Ms. Albones is not standing for re-election to the Board of Directors.

(4)	Ms. Gardiner retired from the Board of Directors effective December 31, 2016.

Incentive Plan Awards – Value Vested or Earned During 2016

No Director of the Corporation earned or had incentive plan awards vesting in fiscal 2016. The Equity Incentive Plan is a legacy plan only in place for existing option holders. Pursuant to the 2012 MOA, new entitlements under the Equity Incentive Plan may not be granted without the prior written consent of Rio Tinto. Neither the Board nor the Compensation and Benefits Committee, which is responsible for administering the Equity Incentive Plan, intends to grant any new options thereunder and no options have been granted since November 2012.

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6	CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE and the NASDAQ Stock Market (“NASDAQ”).

The Common Shares are listed on the TSX, the NYSE and the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each of the NYSE and the NASDAQ have implemented numerous rules (the “NYSE Corporate Governance Standards” and the “NASDAQ Corporate Governance Requirements”, respectively) that set forth the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that largely comply

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with the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and, accordingly, the Corporation believes that its corporate governance practices are generally similar to those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

6.1	BOARD OF DIRECTORS

Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of seven persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
James W. Gill	Ulf Quellmann(1)
R. Peter Gillin	Craig Stegman(1)
Russel C. Robertson	Jeff Tygesen(2)
Maryse Saint Laurent

Notes:

(1)	Mr. Quellmann and Dr. Stegman, officers of Rio Tinto, are considered to be non-independent Directors as a result of the material relationship between the Corporation and Rio Tinto.

(2)	Mr. Tygesen, CEO of the Corporation and a former officer of Rio Tinto, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.8% of the Corporation’s voting securities as of March 23, 2017.

The Board believes that the nomination by management of more than 57% independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the major shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority shareholder.

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Board Mandate

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing the CEO. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

In March 2017, on the recommendation of the Nominating and Corporate Governance Committee, the Board approved the following governance initiatives:

•

In order to ensure the ability of director candidates to make the commitment of time necessary to be a Director of the Corporation, including the application of the following guidelines when considering candidates to become Directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, the Board will prefer candidates that hold not more than five (5) public corporation directorships (including the Corporation’s Board).

•	Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

•

Under the Majority Voting Policy, the Board of Directors now automatically accepts a Director’s resignation when he or she receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, except under exceptional circumstances.

A copy of the Board Mandate, as revised, is annexed as Schedule “C” hereto.

The Corporation has a corporate disclosure, confidentiality and securities trading policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the CEO, the CFO, the General Counsel and Corporate Secretary, the Vice-President, Operations and Development, and the Head of Investor Relations and Corporate Communications. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

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The Disclosure Committee reviews the corporate disclosure, confidentiality and securities trading policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its Annual Report, Annual Information Form and Management Proxy Circular are reviewed by the Disclosure Committee and the Nominating and Corporate Governance Committee and are recommended to the Board for approval. The Corporation’s Annual and Quarterly Financial Statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Disclosure Committee and the Audit Committee and recommended to the Board for approval prior to its release.

The Corporation also has a Strategy and Risk Management Committee which reports to the Board annually.

Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conference. Management communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

6.2	BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee, the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Saint-Laurent and Dr. Gill, all of whom are nominees of management for election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Saint-Laurent and Dr. Gill satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. All Directors are invited guests to all meetings of the Audit Committee, even if they are not members.

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The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 23, 2017, available on SEDAR at www.sedar.com.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on an annual basis. The charter of the Audit Committee is available on SEDAR at www.sedar.com in the Corporation’s Annual Information Form dated March 23, 2017.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Audit Committee’s discretion.

Furthermore, the internal auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, there is a session to discuss matters with the internal auditors without management being present. The Audit Committee has the authority to call a meeting with the internal auditors without management being present, at the Audit Committee’s discretion

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors of the Corporation determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation.

The Compensation and Benefits Committee currently consists of Messrs. Gillin (Chair) and Robertson, and Ms. Albones.(1) Messrs. Gillin and Robertson each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate

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Governance Standards, and the NASDAQ Corporate Governance Requirements. See Section 3.2 – “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

Note:

(1)	Ms. Albones is not standing for re-election to the Board of Directors.

Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members, and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Ms. Saint-Laurent (Chair), Ms. Albones(1) and Dr. Gill. Ms. Saint-Laurent and Dr. Gill each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements.

Note:

(1)	Ms. Albones is not standing for re-election to the Board of Directors.

Health, Safety and Environment Committee

The Health, Safety and Environment (“HSE”) Committee of the Board currently consists of Mr. Tygesen (Chair), and Drs. Stegman and Gill. The role of the HSE Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

Director Search Committee

The Director Search Committee was created by the Board as an ad hoc Board Committee. The Director Search Committee was responsible for identifying and assessing individuals qualified to become Board members and selecting an appropriate and qualified candidate to nominate for appointment to the Board after receiving notification of Ms. Gardiner’s retirement. The Director Search Committee consisted of Messrs. Gillin (Chair) and Robertson and Dr. Gill. Having completed its mandate, the Board approved, in March 2017, the disbanding and dissolution of the Director Search Committee.

6.3	HEALTH, SAFETY AND ENVIRONMENT

The Corporation has a HSE Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of all employees, contractors and communities who are affected by the Corporation or its subsidiaries. The Corporation is dedicated to performing its duties in a safe, environmentally responsible and effective manner.

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The HSE Committee assists the Board of Directors in fulfilling its oversight responsibilities by ensuring the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and its subsidiaries.

The Corporation’s Code of Business Conduct reflects the Corporation’s strong commitment to undertaking its business with integrity and requires that all of the Corporation’s employees, consultants, officers and Directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

The Corporation’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. The Corporation supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples, acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

The Corporation’s project in Mongolia, Oyu Tolgoi, has had and continues to have a positive impact on the communities surrounding the property. The closest town, Khanbogd, has benefitted from a partnership involving Oyu Tolgoi which has led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programmes to help improve social conditions. Construction of a water supply system and waste management facilities was completed in 2016.

The Corporation operates in a manner such that it meets internationally recognized environmental standards and commitments. Disturbance of the environment is mitigated, or else minimized, reduced and remedied. Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 0.42 cubic metres of water per tonne of ore processed in 2016. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. The water used was continuously recycled at a rate of 86.16% in 2016. Oyu Tolgoi also works with international non-government agencies (NGOs) to ensure a net positive impact on biodiversity in the area of the mine. The environmental impact of the mine will be monitored and managed throughout its life.

6.4	INDEPENDENT DIRECTORS

The independent Directors are required to meet in camera, separately from management to discuss various matters, some of which present conflicts of interest for the full Board. In addition, an in camera session at the end of each regularly scheduled and ad hoc meeting for independent Directors of the Board is a standing agenda item for each Board meeting. As required or advisable, between Board meetings, a meeting of independent Directors is held by teleconference or in person to update the independent Directors on corporate or other developments since the last Board meeting. There were four such meetings of the independent Directors in 2016.

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6.5	CODE OF BUSINESS CONDUCT

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct, and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_ point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

6.6	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B”.

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7	OTHER INFORMATION

7.1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

7.2	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director of the Corporation nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

7.3	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

During the year ended December 31, 2016, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$74.6 million (2015 – US$49.3 million; 2014 – US$78.6 million); the majority of services related to the Oyu Tolgoi Mine. In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2016, as further described under Item 13 of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2016.

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7.4	ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, or by telephone at (604) 688-5755.

7.5	DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 23rd day of March, 2017.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Corporate Secretary

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A.	Summary of Equity Incentive Plan

1. Option Plan

Option Grants

The Equity Incentive Plan authorizes the Board, on the recommendation of the Compensation and Benefits Committee and upon having previously obtained the written approval of Rio Tinto, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Equity Incentive Plan, from time to time are determined by the Board, on the recommendation of the Compensation and Benefits Committee, at the time of the grant, subject to the defined parameters of the Equity Incentive Plan.

Exercise Price

The exercise price of any option granted under the Equity Incentive Plan cannot be less than the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period and Vesting

Options are exercisable for seven years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of four years from the date of grant, as to one-quarter of the total number of shares under option after each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made and as otherwise described in “Equity Compensation Plan Information – Summary of Equity Incentive Plan – Amendment Procedure.”

Blackout Expiration Term

Under the Corporation’s corporate disclosure, confidentiality and securities trading policy, trading of the Corporation’s securities, including the exercise by Directors, officers, employees and certain others of options to purchase Common Shares, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Equity Incentive Plan, the expiration of the terms of options held by insiders and other plan participants is the later of the original expiry date and a date that is ten business days following the end of such blackout period.

Stock Appreciation Rights

Optionees under the Equity Incentive Plan also have a stock appreciation right which effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of newly-issued Common Shares equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to the option by the Fair Market Value of one Common Share.

Financial Assistance

The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any Director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

Anti-Dilution Adjustments

If there is any change in the Common Shares through the declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassification of Common Shares, or otherwise, the number of Common Shares available under the Equity Incentive Plan, the Common Shares subject to any option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for the purposes of the Equity Incentive Plan.

Termination or Death

If an optionee dies while employed by the Corporation, unless otherwise determined by the Board, any vested option held by him or her will be exercisable for a period of 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable, unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then, unless otherwise determined by the Board, the options will be exercisable for a period of up to 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner).

Amalgamation or Merger; Takeover Bid

If the Corporation amalgamates or merges with or into another corporation, any Common Shares receivable on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such amalgamation or merger if the optionee had exercised his option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board.

If a takeover bid offer for Common Shares is made which, if accepted in whole or in part, would result in the offeror exercising control over the Corporation, then the Corporation will notify each optionee and all outstanding options will become exercisable in whole or in part by the holders thereof so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the offer.

2. Bonus Plan

The Board of Directors elected to terminate the Bonus Plan effective March 20, 2015.

3. Share Purchase Plan

The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014.

4. Transferability

Benefits, rights and options under the Equity Incentive Plan are non-transferable and during the lifetime of an Equity Incentive Plan participant, may only be exercised by such participant, except by will or by the laws of descent and distribution.

5. Amendment Procedure

The Board, based on the recommendation of the Compensation and Benefits Committee, has the authority and discretion to amend, either prospectively or retrospectively, the Equity Incentive Plan and any option or other awards granted thereunder without shareholder approval for all matters (including, without limitation: changes of a clerical or grammatical nature; changes regarding the persons eligible to participate in the Equity Incentive Plan; changes to the exercise price, vesting, term and termination provisions of options; changes to the cashless exercise right provisions; changes to the authority and role of the Compensation and Benefits Committee under the Equity Incentive Plan; changes to the acceleration and vesting of options in the event of a takeover bid; and any other matter relating to the Equity Incentive Plan and the options and awards granted thereunder), except for those matters requiring shareholder approval. Subject to regulatory approval and the exceptions described in the Equity Incentive Plan and, in certain cases, the approval of Rio Tinto, shareholder approval will only be required for: (i) an amendment to the aggregate percentage of Common Shares issuable under the Equity Incentive Plan; (ii) an amendment to the limitations on the maximum number of shares that may be reserved for issuance, or issued to “Insiders” under the Equity Incentive Plan; (iii) an amendment that would reduce the exercise price of an outstanding option under the Equity Incentive Plan other than for anti-dilution adjustments; (iv) an amendment that would extend the expiry date of the option period in respect of any option granted under the Equity Incentive Plan except if the expiry date occurs either during a blackout period or within ten business days following the expiry of the blackout period; (v) an amendment that would accelerate the vesting of an option held by an optionee, except upon the death, disability or retirement of such optionee, a change in control of the Corporation, or in the case of a non-material variation of any performance milestone required for the vesting of the options; and (vi) an amendment to the amending provisions under the Equity Incentive Plan.

In addition, under the Equity Incentive Plan, the Board has the authority, without shareholder approval, to establish or amend the length of time during which an option will remain exercisable following certain termination events, subject to the parameters set out in the Equity Incentive Plan and the original expiry date of the option, as described above under “Termination or Death”.

In 2012, the Board exercised this authority to:

•

amend the expiry provisions applicable to certain options held by Mr. Peter Meredith in connection with his resignation as Deputy Chairman of the Corporation on April 17, 2012 and continued functions as Director of the Corporation; and

•	reinstate the original expiry dates of the options held by Ms. Livia Mahler following her resignation and subsequent re-election on the Board on April 17, 2012 and May 9, 2012, respectively.

Also in 2012, the number of Common Shares available under the Equity Incentive Plan, the number of Common Shares underlying all outstanding incentive stock options issued to Directors, employees and service providers prior to the 2012 Rights Offering and the exercise price thereof have been adjusted in accordance with the provisions of the Equity Incentive Plan.

In addition, in 2014 and 2015, the Board exercised this authority to amend the Equity Incentive Plan to terminate the Share Purchase Plan and the Bonus Plan.

These amendments and adjustments did not require security holder approval.

6. Share Issuance Limits

The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed 5%, and to insiders under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) may not exceed 10%, of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one year period to insiders under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 10%, and to any one insider and his or her associates under the Equity Incentive Plan may not exceed 5% of the issued and outstanding Common Shares at such time.

B.	Statement of Corporate Governance Practices

We consider good corporate governance practices to be an important factor in the success of the Corporation and we are committed to adopting and adhering to high standards in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, the NYSE and the NASDAQ, the Corporation continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. The following table provides disclosure in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and the U.S. Exchange Act Rules. A Director is “independent” if he or she is not an executive officer or employee of the Corporation and has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 57% or four out of seven of the nominees proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•     James W. Gill

•     R. Peter Gillin

•     Russel C. Robertson

•     Maryse Saint-Laurent

This determination was made on the basis that:

(a)   they are not and have not been within the last three years an executive officer or employee of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)  they are not a partner or employee of the Corporation’s internal or external auditor;

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
(c)

their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)

they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)

they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)

they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)

they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)

they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(i)    with respect to members of the Audit Committee: they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)    they are not an affiliated person of the Corporation or any of its subsidiaries.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and the Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements:

•     Ulf Quellmann

•     Craig Stegman

•     Jeff Tygesen

Mr. Quellmann and Dr. Stegman hold positions as officers of Rio Tinto, and Mr. Tygesen is employed by an affiliate of Rio Tinto and is seconded to the Corporation as its CEO. Ms. Rowena Albones, who is currently a Director of the Corporation but is not standing for re-election, also holds a position as officer of Rio Tinto and is not considered to be independent. The Board has considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s controlling interest in the Corporation and the terms and conditions of the contractual arrangements currently in place between Rio Tinto and the Corporation. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and therefore considers Mr. Tygesen, Dr. Stegman and Mr. Quellmann to be non-independent nominee Directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

57% or four of the seven nominees proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section “Management Nominees” of this Circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent Directors meet in camera, separately from management at the end of all meetings of the Board of Directors, to discuss various matters, some of which present conflicts of interest for the full Board and, as needed, meetings of independent Directors are held by teleconference to update them on corporate or other developments that may occur between regularly scheduled Board meetings. There were four such meetings of the independent Directors in 2016. In addition, in camera sessions for the full Board separate from management and for independent Directors of the Board are standing agenda items at the end of each regularly scheduled and ad hoc Board meeting.

During 2016, there were seven Board meetings, four meetings of the Compensation and Benefits Committee, four meetings of the Audit Committee, four meetings of the Nominating and Corporate Governance Committee, four meetings of the Health, Safety and Environment Committee and three meetings of the Director Search Committee.

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(f)    Disclosewhether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Gillin, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclosethe attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2016, is set out next to each individual’s name in Section “Management Nominees” of this Circular.

2. BoardMandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising (i) the conduct of the Corporation’s affairs and (ii) the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in Section “Board Mandate” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “C”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

3.      Position Descriptions –

(a)    Disclosewhether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(b)    Disclosewhether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

4.     Orientationand Continuing Education –

(a)    Brieflydescribe what measures the Board takes to orient new members regarding:

(i)     therole of the Board, its committees and its directors, and

(ii)    thenature and operation of the issuer ’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages Directors to attend other appropriate continuing education activities and industry forums. Board members have full access to the Corporation’s records.

The Corporation’s General Counsel also provides regular updates on corporate governance best practices to the Directors. Directors periodically visit Oyu Tolgoi. The Board also holds yearly strategy sessions.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.      Ethical Business Conduct –

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct, ensures that employees of the Corporation receive the appropriate training on ethics and compliance matters, oversees complaints reported, promptly responds to any issues reported and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

Violations of United States or Canadian anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Code of Business Conduct; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct as part of their annual performance appraisal.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Nominating and Corporate Governance Committee monitors the compliance with the Code of Business Conduct and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, including its shareholders as a whole. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors of the Corporation.

The independent Directors meet in camera, separately from management at the end of all meetings of the Board of Directors, to discuss various matters, some of which present conflicts of interest for the full Board and, as needed, meetings of independent Directors are held by teleconference to update them on corporate or other developments that may occur between regularly scheduled Board meetings.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Code of Business Conduct. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct, ensures that employees of the Corporation receive the appropriate training on ethics and compliance matters, oversees complaints reported, promptly responds to any issues reported and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6.      Nomination of Directors –

(a)    Describe the process by which the Board identifies new candidates for Board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee currently consisting of Ms. Saint-Laurent (Chair), Ms. Albones and Dr. Gill. Ms. Saint-Laurent and Dr. Gill are nominees of management for election as Directors at the Meeting. Ms. Albones is not standing for re-election. Ms. Saint-Laurent and Dr. Gill each qualify as “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics as described in Section “Skills Matrix” of this Circular. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation also recently adopted a written Diversity Policy.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

Rio Tinto, which holds 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section 5.2 – “Directors’ Total 2016 Compensation”.

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation and Benefits Committee currently are Messrs. Gillin (Chair) and Robertson and Ms. Albones. Messrs. Gillin and Robertson each have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. Messrs. Gillin and Robertson are nominees of management for election as Director at the Meeting. Ms. Albones is not standing for re-election.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations. See Section “Management Nominees”.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety and Environment Committee, currently consisting of Mr. Tygesen (Chair) and Drs. Stegman and Gill.

The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

9.      Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance oversees the process for assessing the effectiveness of the Board as a whole, the committees of the Board, and the contribution of individual Directors. The Nominating and Corporate Governance Committee has developed and regularly updates an assessment process for the Board, each of its committees, and the contribution of individual Directors.

Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire developed by the Corporation’s legal department with the assistance of external advisors. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area. Each Director is also asked to comment on any additional skills, experience and information that could benefit the Board. The Nominating and Corporate Governance Committee and the Board review the completed questionnaires.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

As part of this evaluation process, Directors also complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning.

10.   Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board Mandate requires that Directors tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

11.   Policies Regarding the Representation of Women on the Board

(a)    Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

         (b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

         (i) a short summary of its objectives and key provisions,

         (ii) the measures taken to ensure that the policy has been effectively implemented,

         (iii) annual and cumulative progress by the issuer in achieving the progress of the policy, and

         (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board of Directors adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation is of the view that Board member and executive officer appointment decisions should be based on merit and remains committed to selecting the best person to fulfill these roles. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women play in contributing to the diversity of perspective on the Board and in executive officer positions.

On an annual basis, the Nominating and Corporate Governance Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

12.   Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

In connection with its efforts to create and maintain a diverse Board, the Nominating and Corporate Governance Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating and Corporate Governance Committee also strives to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and will seek to include women in the short list of candidates being considered for a Board position.

13.   Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making executive officer appointments and will seek to include women in the short list of candidates being considered for an executive officer position.

14.   Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

         (a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

The Board has chosen not to adopt targets regarding the number of women on its Board or in executive officer positions.

The Board believes that it is in its best interest of the Corporation to prioritize and continue to have in positions of executive officers of the Corporation individuals with strong operational and technical industry expertise given that the Corporation’s only material asset, the Oyu Tolgoi Mine, is operational.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

         (b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

         (c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

         (d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

         (i) the target, and

         (ii) the annual and cumulative progress of the issuer in achieving the target.

15.   Number of Women on the Board and in Executive Officer Positions –

          (a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

          (b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

One of the seven (representing 14%) nominees for election to the Board is a woman. None of the Corporation’s senior executives are women.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Instrument 58-101 Disclosure of Corporate Governance Practices.

C.	Board Mandate

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and modified as required from time to time.

2	Organization of the Board of Directors

a)	Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities.

The Board chair develops the agenda for each meeting of the Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled and ad hoc Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management. Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

a)	With respect to strategic planning

•	Overseeing and monitoring significant corporate plans and strategic initiatives.

•

Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

•

Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

b)	With respect to financial matters and internal control

•	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

•	Reviewing and approving major deviations from the capital and operating plans and budgets.

•	Monitoring the integrity and quality of the Corporation’s financial statements and approval of their disclosure.

•

Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation and approving same for public disclosure and filing with regulatory authorities.

•	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

•	Approving the issuance of any securities of the Corporation.

•	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

•	Determining dividend policies and procedures.

•	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

•	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

c)	With respect to human resources and performance assessment

•	Reviewing and approving the Corporation’s incentive compensation plans.

•	Appointing the CEO in agreement with its controlling shareholder.

•

Monitoring the performance of the CEO and succession plans for the CEO in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of the CEO.

•

Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

•	Overseeing labour and human resources policies.

d)	With respect to director nominations and corporate governance matters

•	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

•	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

•

Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

•

Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

•

Enhancing succession planning at the Board level by requiring directors to tender their resignation to the chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

•

Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, the Board will prefer candidates that hold not more than five (5) public corporation directorships (including the Corporation’s Board).

•	Reviewing and approving, at its discretion, any outside directorships proposed to be held by any executive officer of the Corporation.

•	Appointing Board committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

•	Ensuring an appropriate orientation and education program for directors is provided.

•

Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

•

Reviewing this Mandate and other Board policies and charters for Board committees in place from time to time and propose modifications as applicable based on the recommendation of the Nominating and Corporate Governance Committee.

•

Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

•	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

•	Ensuring evaluations of the Board and Board committees are carried out at least annually.

•	Approving the Corporation’s Management Information Circular and Annual Information Form based on the recommendation of the Nominating and Corporate Governance Committee.

e)	With respect to environment and safety

•	Overseeing the adoption and review of environmental policies and procedures.

•	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

•

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

•

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

•	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board committees.